May 22, 2008

Mr. Matt McNair, Staff Attorney
       and
Mr. David S. Lyon, Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Tompkins Financial Corporation
Form 10-K
Filed March 17, 2008
File No. 1-12709

Dear Messrs. McNair and Lyon:

          This letter will respond to the comment letter dated May 5, 2008 (the “Comment Letter”) furnished to Tompkins Financial Corporation (the “Company”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Report”).1

          To aid in your review, we have repeated the staff’s comments in italics followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation

Compensation Philosophy, Policy, and Process … page 13

1.        This section discloses that the Compensation Committee uses a peer group analysis. It further states that the comparative group data was collected from surveys developed by the Independent Bankers Association of New York and the New York Bankers Association. However, it does not identify the component companies of these surveys. In future filings, please disclose the component companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

1 The Comment Letter states that it has been issued in connection with the Company’s most recent 10-K, but the page references contained therein are to the Company’s most recent Proxy Statement. The Company has responded on the basis of the cross-referenced pages to its most recent Proxy Statement.

          The Company’s Compensation Committee relies on multiple factors in setting executive compensation, one of which is the data included in the surveys identified in the proxy statement. Primary reliance for survey information is placed on the Clark Consulting survey, developed in connection with the New York Bankers Association (the “Survey”). While the Survey does, in fact, identify the component companies, there are more than 168 financial institutions included in the Survey. In future filings, the Company will include a more detailed discussion of the scope and contents of the Survey. The Company anticipates disclosing (i) the number of banks participating in the survey (e.g., 168 in last year’s survey), (ii) the geographic characteristics of the participating banks, which are in turn identified by asset size, and (iii) which parts of the Survey are considered in setting compensation for certain of the Company’s executive officers. For example, the Company looks to the average CEO compensation reported by the 55 banks in the $250- to $500 million group to inform the compensation of the CEO of Mahopac National Bank (a wholly-owned banking subsidiary of the Company), but utilizes the average CEO compensation reported by the 25 banks in the $750 million to $1.5 billion group when evaluating the compensation of the CEO of Tompkins Trust Company (another wholly-owned banking subsidiary of the Company). Salary averages are further broken out for each job function (Chief Executive Officer, Chief Financial Officer, etc.) within each asset size grouping.

The Company believes that the foregoing discussion will be more useful to investors than a listing of all 168 component banks, or even the 25 or 55 component banks forming the basis for the specific salary averages discussed above. Further, the Company has not received the consent of Clark Consulting to identify such large numbers of component financial institutions by name.

2.        This section discloses that certain performance targets are used to establish base salary and annual bonus compensation. However, it does not disclose the specific targets so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. In future filings, please disclose the performance targets used to establish compensation. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. To the extent you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Please refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

The Company has historically established and reviewed over the course of the year certain performance targets at the holding company and subsidiary levels. These performance targets have been established for purposes of evaluation of executive performance and compensation and consist of both quantitative (e.g., net income) and qualitative (e.g., project-related or area of responsibility-related) targets. It should be noted that the Company has not historically publicly disclosed earnings forecasts or other performance targets and, among other things, would be concerned that targets set in connection with compensation might be construed as management expectations or guidance on future results. With respect to the specific performance targets that applied to the Company’s executive compensation in 2007, the Company believes that they are based on confidential, commercial and financial information, the disclosure of which would result in competitive harm to the Company. These targets reflect sensitive short and long-term proprietary business strategies, the disclosure of which might permit competitors to evaluate the business plans, goals and objectives of the Company that are in place from time to time.

In future filings, the Company will evaluate any performance targets that may be used to determine if they are material and, if so, whether they involve confidential commercial or financial information, the disclosure of which would result in competitive harm. If the Company makes that determination, then the Company will disclose how difficult it will be for the Company to achieve the undisclosed targets. The Company understands that such disclosure must be sufficient to enable an investor to understand the level of difficulty required.

Transactions with Related Persons, page 26

3.        In future filings, please state whether loans entered into with related parties were made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to the lender.

          The Company intends to state in future filings that loans entered into with related parties are made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to the Company.

          The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosures in its reports filed with the Commission; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          While we believe this letter responds to each of the comments set out in the Comment Letter, we stand ready to respond to any further comments or questions the staff may have, and to provide any additional information that the staff may deem necessary. If you have any further questions or comments related to this response, please call me at (607) 274-2037.

Sincerely,

/s/ Francis M. Fetsko

Francis M. Fetsko
Executive Vice President and CFO